Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2018

BEIJING, Aug 29, 2018 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading cancer hospital operations management solutions provider and operator of a network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2018[1].

2018 First Half Highlights

Total net revenue was RMB105.1 million ($15.9 million) in the first half of 2018, representing a 49.0% decrease from total net revenue of RMB206.2 million in the same period last year. Total net revenue included net revenue from the network business of RMB79.4 million ($12.0 million) and net revenue from the hospital business of RMB25.7 million ($3.9 million).

Gross profit was RMB23.9 million ($3.6 million) in the first half of 2018, representing a 66.5% decrease from RMB71.3 million in the first half of 2017. The gross profit margin for the first half of 2018 was 22.8%, compared to 34.6% for the same period last year.

Net loss attributable to ordinary shareholders in the first half of 2018 was RMB128.1 million ($19.4 million), compared to RMB101.8 million in the same period last year.

Both basic and diluted loss per American Depositary Share ("ADS")[2] in the first half of 2018 were both RMB2.95 ($0.45), compared to RMB2.34 in the same period last year.

Non-GAAP net loss in the first half of 2018 was RMB121.5 million ($18.4 million), compared to non-GAAP net loss of RMB100.1 million in the same period last year. Non-GAAP basic and diluted loss per ADS in the first half of 2018 were both RMB2.81 ($0.42).

Adjusted EBITDA[3] (non-GAAP) was negative RMB73.3 million ($11.1 million) in the first half of 2018, compared to negative RMB3.9 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “Changes in the policies regarding the hospital partners have further led to the closure of our centers, which put pressure on our operating income in the first half of 2018 and presented us with challenges. Nevertheless, our network business still has new demands. Within the past six months, we developed new centers with reliable partners in suitable locations, including the co-established cooperative radiotherapy center at PKU Healthcare Zibo Hospital and the comprehensive management cooperative center for the departments of radiotherapy and nuclear medicine at PKU International Hospital. Based on our extensive experiences in radiotherapy and imaging diagnosis over years, we believe our network business would continue to provide Chinese cancer patients with high-quality diagnosis and treatment services.”

“Although the revenue from the network business shrinks, our self-operating independent cancer hospital business is steadily growing and developing. The revenue from the hospital business in the first half of 2018 had a year-on-year increase of 160%, while its percentage of the Company’s total revenue increased from 5% last year to 25% this year.”

“The cumulative number of patient visits within the first half of 2018 at our independent cancer center in Shanghai had a good increase, compared with the number of the first half of 2017. Shanghai Concord Cancer Center is an outpatient department that integrates imaging diagnosis, radiotherapy, chemotherapy, and targeted therapy. At present this center has started to develop joint consultation with MD Anderson Cancer Center in the United States and our Concord International Hospital in Singapore, offering international diagnosis and treatment plans for patients with certain demands.”

“The revenue of the Concord International Hospital in Singapore in the first half of 2018 had a dramatical increase of 118%, compared with that of the same period in the last year, while the net loss had also decreased by 41%, compared with that in last year. As for operational data, the number of patients visits in surgery, radiotherapy, and internal medicine has been improved in Concord International Hospital in Singapore. Among them, the number of surgical patient visits was 359 in the first half of 2018, a 122% increase from 162 in the first half of 2017.”

“In general, 2018 is the start of a full upgrade of the Company’s business. Our new business mode that is focusing on self-established and operating cancer hospitals is steadily growing and developing, which relieves the influence of adverse impacts on one hand, and lays a solid foundation for our future development on the other. We have high hopes and firmly believe that we can provide good-quality and efficient medical services for more cancer patients in the future.”

2018 First Half Financial Results

Network Business

Net revenue from the network business was RMB79.4 million ($12.0 million), representing a 59.6% decrease from net revenue of RMB196.4 million in the first half of 2017, primarily attributable to the closure of certain centers in our network of centers. With one center closed in the first half of 2018, the Company operated a network of 30 centers in 21 cities in China as of June 30, 2018.

Cost of revenue of the network business was RMB42.9 million ($6.5 million), representing a 60.8% decrease from RMB109.5 million in the first half of 2017.

Gross profit from the network business was RMB36.5 million ($5.5 million), representing a 57.9% decrease from RMB86.8 million in the first half of 2017. The gross profit margin for the first half of 2018 was 46.0%, compared to 44.2% for the same period last year.

Selling expenses of the network business were RMB9.9 million ($1.5 million), representing a 67.3% decrease from RMB30.3 million in the first half of 2017. Selling expenses as a percentage of net revenue was 12.5% in the first half of 2018, compared to 15.4% in the first half of 2017. The decrease in selling expenses of the network business was mainly due to reduced marketing, conference, office and travel expenses.

General and administrative expenses of the network business were RMB82.6 million ($12.5 million), representing a 12.1% decrease from RMB94.0 million in the first half of 2017. General and administrative expenses as a percentage of net revenue was 104.0% in the first half of 2018, compared to 47.9% in the same period last year. The increase in general and administrative expenses as a percentage of net revenue was mainly due to the counsel fee and travel expense related to the closure of certain centers.

Compared to RMB11.1 million in the same period last year, capital expenditures were RMB4.8 million ($0.7 million) in the first half of 2018.

Accounts receivable were RMB105.9 million ($16.0 million) as of June 30, 2018, compared to RMB127.2 million as of December 31, 2017. The average period of sales outstanding for accounts receivable ("Days Sales Outstanding") was 263 days in the first half of 2018.

As of June 30, 2018, the Company had bank loan totaling RMB592.6 million ($89.6 million).

During the first half of 2018, the Company handled 5,354 patient treatment cases and 70,562 patient diagnostic cases, representing a 37.9% decrease and a 38.7% decrease from the same period last year, respectively, mainly due to the closure of certain centers during the past year and first half of 2018.

Hospital Business

Hospital business includes Singapore Concord International Hospital, Datong Meizhong Jiahe Cancer Hospital, Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital.

Net revenue from the hospital business was RMB25.7 million ($3.9 million) in the first half of 2018, representing a 160.0% increase from net revenue of RMB9.9 million in the first half of 2017, mainly due to the increased revenue from Singapore Concord International Hospital.

Cost of service of the hospital business in the first half of 2018 was RMB38.3 million ($5.8 million), a 50.2% increase from cost of service of RMB25.5 million in the first half of 2017, mainly because of the increased revenue of Singapore Concord International Hospital.

Gross loss from the hospital business was RMB12.6 million ($1.9 million) in the first half of 2018, a 19.2% decrease from RMB15.6 million in the same period last year, mainly due to the increased revenue of Singapore Concord International Hospital.

Selling expenses of the hospital business were RMB0.7 million ($0.1 million) in the first half of 2018. The selling expenses of the hospital business were RMB0.2 million in the first half of 2017.

General and administrative expenses of the hospital business were RMB31.8 million ($4.8 million) in the first half of 2018, of which employee benefit expenses were RMB10.8 million ($1.6 million). In the same period of last year, general and administrative expenses of the hospital business were RMB21.9 million.

Compared to RMB72.6 million in the first half of 2017, capital expenditures of the hospital were RMB282.1 million ($42.6 million) in the first half of 2018, which was mainly related to the construction fees and medical equipment payment for Shanghai Concord Cancer Hospital and Guangzhou Concord Cancer Hospital.

As of June 30, 2018, accounts receivable from hospital business is RMB5.7 million ($0.9 million), representing a 21.3% increase from accounts receivable of RMB4.7 million as of December 31, 2017. The number of Days Sales Outstanding was 44 days in the first half of 2018.

Recent Developments

Concord Medical and the investment institutions led by CICC Capital Management Company Limited ("CICC Capital"), a wholly-owned subsidiary of China International Capital Corporation Limited ("CICC"), jointly made a strategic investment in Concord Medical's subsidiary, Beijing Meizhong Jiahe Hospital Management Co., Ltd. ("Meizhong Jiahe"). The total investment was RMB 1.5 billion. After completion of the investment, the total shares held by the institutions led by CICC Capital accounted for 37.5% of the equity interests of Meizhong Jiahe.

Shanghai Concord Medical Imaging Diagnostic Center ("Imaging Center"), the first independent imaging diagnostic center of Concord Medical, obtained an independent imaging diagnostic license. The Imaging Center is expected to introduce world-class diagnostic technology and management services, cover the Medical Center and the Yangtze River Delta region through a remote sharing consultation platform, and provide a full range of imaging diagnosis and high-quality services for domestic and foreign commercial insurance patients.

Notes:

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB6.6171 to $1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2018.

[2] Each ADS represents three Class A ordinary shares of the Company.

[3] Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain, gain from disposal of property, plant and equipment and other income.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2018, the Company operated a network of 30 centers with 21 hospital partners that spanned 21 cities and 14 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company's control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company's core operating results, as such expense is not directly attributable to the underlying performance of the Company's business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company's current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, and share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain from disposal of property, plant and equipment and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@ccm.cn

Concord Medical Services Holdings Co., Ltd.
Consolidated Balance Sheets
(in thousands)

	December 31, 2017	June 30, 2018
	RMB	RMB	US$
	(audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	98,191	459,968	69,512
Restricted cash, current portion	563,986	211,727	31,997
Accounts receivable	131,952	111,592	16,864
Inventories	6,284	5,195	785
Prepayments and other current assets	264,723	299,275	45,228
Non-current assets held for sale	27,100	5,048	763
Net investments in direct financing leases, current portion	18,900	23,646	3,573
Total current assets	1,111,136	1,116,451	168,722

Non-current assets
Property, plant and equipment, net	793,571	815,698	123,272
Intangible assets, net	7,799	6,946	1,050
Deposits for non-current assets	266,180	462,947	69,962
Net investments in direct financing leases, non-current portion	54,052	46,891	7,086
Equity method investments	732,167	740,286	111,875
Cost method investment	22,160	22,160	3,349
Other non-current assets	30,392	31,223	4,719
Prepaid land lease payments	447,933	443,351	67,001
Prepayment for long term investment	—	480,688	72,643
Total non-current assets	2,354,254	3,050,190	460,957

Total assets	3,465,390	4,166,641	629,679

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	512,222	480,870	72,671
Long-term bank borrowings, current portion	197,139	110,364	16,679
Accounts payable	4,563	5,536	837
Accrued expenses and other liabilities	385,919	408,765	61,774
Income tax payable	5,990	5,512	833
Dividend payable	2,338	2,378	359
Total current liabilities	1,108,171	1,013,425	153,153

Non-current liabilities
Long-term bank borrowings, non-current portion	284,584	1,375	208
Deferred tax liabilities, non-current portion	73,577	70,970	10,725
Long-term secured borrowings	163,498	123,711	18,696
Other long term liabilities	73,392	77,751	11,750
Redeemable noncontrolling interest	396,281	403,279	60,945
Amount due to related parties, non-current portion	350,969	344,725	52,096
Total non-current liabilities	1,342,301	1,021,811	154,420

Total liabilities	2,450,472	2,035,236	307,573

EQUITY
Ordinary shares	105	105	16
Treasuary stock	(8)	(8)	(1)
Additional paid-in capital	1,860,763	1,860,763	281,205
Accumulated other comprehensive loss	(47,418)	(52,191)	(7,887)
Accumulated deficit	(879,393)	(1,007,519)	(152,260)
Total Concord Medical Services Holdings Limited shareholders' equity	934,049	801,150	121,073
Noncontrolling interests	80,869	1,330,255	201,033

Total equity	1,014,918	2,131,405	322,106

Total liabilities and equity	3,465,390	4,166,641	629,679

Concord Medical Services Holdings Co., Ltd.
Consolidated Profit & Loss
(in thousands, except for number of ADS and per ADS data)

	June 30, 2017	June 30, 2018
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax , value-added tax and related surcharges :
Network	196,350	79,393	11,998
Hospital	9,893	25,722	3,887
Total net revenues	206,243	105,115	15,885

Cost of revenues:
Network	(109,512)	(42,882)	(6,481)
Hospital	(25,458)	(38,287)	(5,786)
Total cost of revenues	(134,970)	(81,169)	(12,267)

Gross profit	71,273	23,946	3,618

Operating expenses:
Selling expenses	(30,513)	(10,621)	(1,605)
General and administrative expenses	(115,802)	(114,351)	(17,281)
Impairment of long-lived assets	(28)	—	—

Operating loss	(75,070)	(101,026)	(15,268)
Interest expense	(37,809)	(33,381)	(5,045)
Foreign exhange gain	9,636	10,693	1,616
Gain (loss) from disposal of property, plant and equipment	973	(2,060)	(311)
Interest income	6,728	5,129	775
Equity pick up of equity investee	3,967	(3,438)	(520)
Other income	3,002	2,161	327

Loss before income tax	(88,573)	(121,922)	(18,426)
Income tax expenses	(15,847)	(5,949)	(899)
Net loss	(104,420)	(127,871)	(19,325)

Net (loss) gain attributable to noncontrolling interests	(2,641)	255	39

Net loss attributable to ordinary shareholders	(101,779)	(128,126)	(19,364)

Loss per ADS
Basic	(2.34)	(2.95)	(0.45)
Diluted	(2.34)	(2.95)	(0.45)

Weighted average number of ADS outstanding:
Basic	43,543,956	43,363,992	43,363,992
Diluted	43,543,956	43,363,992	43,363,992

Other comprehensive income, net of tax
Foreign currency translation	3,041	4,773	721
Total other comprehensive income, net of tax	3,041	4,773	721
Comprehensive loss	(101,379)	(123,098)	(18,604)
Comprehensive loss attributable to noncontrolling interests	(931)	(614)	(92)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(100,448)	(122,484)	(18,512)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, except ADS data, unaudited)

	For the six months ended			For the six months ended
	June 30, 2017			June 30, 2018
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating loss	(75,070)	4,272	(70,798)	(101,026)	6,341	(94,685)
Net loss	(104,420)	4,272	(100,148)	(127,871)	6,341	(121,530)
Basic loss per ADS	(2.34)	0.10	(2.24)	(2.95)	0.15	(2.81)
Diluted loss per ADS	(2.34)	0.10	(2.24)	(2.95)	0.15	(2.81)

(*) The only adjustment is share-based compensation

Reconciliation from net loss to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2017	June 30, 2018
Net loss	(104,420)	(127,871)
Interest expenses, net	31,081	28,252
Income tax expenses	15,847	5,949
Depreciation and amortization	62,901	24,835
Share-based compensation	4,272	6,341
Other adjustments	(13,611)	(10,794)
Adjusted EBITDA	(3,930)	(73,288)
EBITDA margin	-2%	-92%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment and other income.